UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 1-34827
(Check One): ☐Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: June 30, 2015
☐ Transition Report on Form 10-K                ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F                 ☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form. Please print or type.

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________.
PART I
REGISTRANT INFORMATION
Full Name of Registrant         Molycorp, Inc.

Former Name if Applicable    ____________________________________
Address of principal executive office (Street and number)
5619 Denver Tech Center Parkway, Suite 1000
City, state and zip code       Greenwood Village, Colorado 80111

PART II
RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20‑F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
On June 30, 2015, Molycorp, Inc. (the “Company”) filed a current report on Form 8-K with the Commission to disclose that, on June 25, 2015, the Company and certain of its direct and indirect wholly owned domestic subsidiaries and certain of its foreign subsidiaries in Canada, Barbados and Luxembourg (collectively with the Company, the “Debtors”) each commenced a case (collectively, the “Chapter 11 Cases”) by filing a voluntary petition for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Court”). The Debtors are continuing in possession of their properties and are managing their businesses, as debtors in possession, in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. The case is styled In re Molycorp, Inc., et al, U.S. Bankruptcy Court, District of Delaware, Case No. 15-11357.
In addition, as disclosed in the Company's current report on Form 8-K filed with the Commission on July 30, 2015, in connection with the Chapter 11 Cases, the Company executed a Secured Superpriority Debtor-In-Possession Credit Agreement (the “DIP Credit Agreement”), which became effective on July 24, 2015 upon the entry by the Court of a final order. The DIP Credit Agreement requires the Debtors to satisfy certain milestones, including the preparation, by no later than August 20, 2015, of a plan to operate the Company's mining facility at Mountain Pass, California on a limited basis (the "Limited Operations Plan" or "LOP") subject to the approval of the Requisite Lenders, as defined in the DIP Credit Agreement. The DIP Credit Agreement also requires the Debtors to begin implementing the LOP as soon as practicable, but no later than September 1, 2015, and to complete the implementation of the LOP by October 20, 2015. Only after the finalization and adoption of the LOP will the Company be in a position to assess the value and any related impairment of the Mountain Pass asset.
The significance of the Chapter 11 Cases and the additional reporting requirements associated with the bankruptcy proceedings have increased the burden on the Company’s financial, accounting and administrative staff. In addition, the Company's management is of the view that, due to a reduction in the actual and anticipated performance of the Mountain Pass operations, particularly in anticipation of the implementation of the LOP, a large portion of the Company's fixed assets may be materially impaired. Due to reporting requirements associated with the bankruptcy proceedings and the complexity of the calculations required to measure the impairment of the Company's fixed assets, the financial statements to be included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 (the “Form 10-Q”) could not be completed within the time period prescribed for the filing of the Form 10-Q.
The Company intends to file the Form 10-Q no later than the fifth calendar day following the prescribed due date as set forth in Rule 12b-25.

PART IV
OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification
               Michael F. Doolan                    (416) 367-8588 ext. 335
(Name)             (Area Code) (Telephone Number)
(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit A.

        Molycorp, Inc.
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

MOLYCORP, INC.
Date: August 10, 2015	By: /s/ Michael F. Doolan
Name: Michael F. Doolan Title: Executive Vice President and Chief Financial Officer

EXHIBIT A
All percentages and amounts described below for the three and six months ended June 30, 2015 are preliminary estimates as of the date of the filing of the attached Form 12b-25.
For the three and six months ended June 30, 2015, the Company's revenues were $114 million and $220 million, respectively. Revenues in the second quarter of 2015 declined approximately 3% from the same quarter a year ago, largely as a result of continued softening of rare earth prices. Net revenues during the six months ended June 30, 2015 were approximately 6% lower when compared to the six months ended June 30, 2014, due to substantially the same factor affecting the quarter-over-quarter change.
The Company anticipates reporting a net loss of $256 million and $358 million for the three and six months ended June 30, 2015, respectively, as compared to a net loss of $84 million and $170 million reported for the three and six months ended June 30, 2014, respectively. The increase in the net loss for the second quarter and first half of 2015 includes higher operating losses and reorganization expenses stemming from the Chapter 11 Cases of $184 million. The net losses described above for the three and six months ended June 30, 2015 do not include any significant impairment of the Company's Mountain Pass facility and, accordingly, are subject to further revision in connection with any impairment charges that the Company may be required to take.
Special Note Regarding Forward-Looking Statements
All statements in this Exhibit A, other than statements of historical fact, are forward-looking statements. These forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and represent our beliefs, projections and predictions about future events or our future performance. You can identify forward-looking statements by terminology such as "may," "will," "would," "could," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative or plural of these terms or other similar expressions or phrases. These forward-looking statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements or industry results to differ materially from any future results, performance or achievement described in or implied by such statements.